SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): February 18, 2004

MAXXAM INC.

(Exact name of Registrant as specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

1-3924

(Commission File Number)

95-2078752

(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 5. Other Events and Regulation FD Disclosure.

On February 18, 2004, The Pacific Lumber Company, an indirect wholly owned subsidiary of the Registrant ("Pacific Lumber"), announced a $25 million project to expand its milling facilities in Scotia, California (see Exhibit 99.1). Pacific Lumber also announced the completion of a $5 million high speed planer now in operation at the same facility (see Exhibit 99.2). Funds for the sawmill expansion will be provided by existing resources as well as a new credit facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM Inc.
(Registrant)


Date: February 20, 2004   By: /s/ Bernard L. Birkel
                                                          Bernard L. Birkel
                                           Secretary and Senior Assistant General Counsel

EXHIBIT INDEX

Exhibit 99.1: Press Release issued on February 18, 2004

Exhibit 99.2: Press Release issued on February 18, 2004

FOR IMMEDIATE RELEASE   February 18, 2004

For further information, contact
Erin Dunn
Communications Manager
707-764-4216

PALCO ANNOUNCES
$25 MILLION SAWMILL PROJECT IN SCOTIA

High Tech Investment is Part of Long Term Plan
For Future Business and Tourism Opportunities in Humboldt County

PALCO unveiled a new $25 million operations expansion plan today in Scotia, California. The centerpiece of the project, announced by PALCO President and CEO Robert Manne, is a new state-of-the-art sawmill. The project also includes plans to increase tourism and business opportunities in Humboldt County.

"These investments will help us stay competitive in the world market," noted Manne, "and enables us to continue our contributions to the community and the economy."

The new high speed sawmill is both high-tech and energy efficient. Power for the mill will be provided by PALCO's own power plant that produces energy from wood waste that would otherwise be discarded in a landfill. "This project is another example of our commitment to protecting the environment while providing premiere, high quality wood products for our customers," said Manne.

The mill will more efficiently process smaller second growth logs (up to 24-inches). The design's built-in flexibility also makes it possible for PALCO to expand the mill in the future to handle increases in log supplies from its own forest or other sources.

"Like our forests, PALCO evolves and adapts to the changing conditions," said Manne. "This new multi-million dollar project allows us to do just that. Because we have sold or donated more than 28,000 acres of old growth forest to the public and have set aside thousands of additional acres of old growth to protect wildlife habitat, we no longer have a significant supply of large logs. This sawmill will enable us to adapt to those changes."

"We have a lot of people to thank for this project coming together," continued Manne. "The new operation would not have been possible without the help and encouragement from great county leaders like Supervisor Roger Rodoni and Kirk Girard, Director of Community Development Services."

The new sawmill will be the crown jewel in a new Scotia tour designed to attract new visitors to Humboldt County. PALCO is in the midst of a $750,000 multi-phase renovation of the Scotia museum and company facilities that will enhance the scientific, cultural, and historical experience of visitors to this unique community. In addition, visitors will soon have the opportunity to watch timber being transformed into the wood products they use in their everyday lives. PALCO expects the new tour to attract more than 50,000 visitors to Scotia each year.

Scotia is one of the last remaining company towns in America, with a medical center, hotel, K-8 school with more than 300 students, day care, power plant, fire department, shopping center, beauty salon, federal post office, gymnasium, weight and aerobic facilities, indoor swimming pool, baseball park, soccer field, and 275 homes for employees.

 "This new project clearly demonstrate our dedication to sustainability— the sustainability of our forests, our community, our Company, and our industry," concluded Manne.

PALCO is the world's largest supplier of redwood lumber products, shipping products throughout California, across the United States, and to markets in Europe and Asia.

www.palco.com

NEWS RELEASE

PALCO
WORKING FOR THE FUTURE

FOR IMMEDIATE RELEASE February 18, 2004

For further information, contact
Erin Dunn
Communications Manager
707-764-4216

PALCO OPENS HIGH SPEED PLANER OPERATION IN SCOTIA

$5 Million Investment Part of PALCO's Long-Term Commitment to Humboldt County

PALCO today announced the opening of a new high speed planer operation in Scotia. PALCO President and CEO Robert Manne said the new high-tech system will enhance worker safety, increase productivity, and improve quality, enabling PALCO to remain competitive in the world market. "This is good news for our employees, our company, our community, and the county," said Manne.

Manne noted that the project's benefits to the community have already begun. Construction of the new planer added some $2 million to the local economy. More than 30 local contractors, vendors, and PALCO construction crews worked for five months to complete the project.

The planer, which processes rough sawn boards into finished lumber, will operate at speeds in excess of 2,000 linear feet per minute—four times faster than the old planers at Carlotta and Fortuna. The system also features:

- High speed quality finish
- Hands-free lumber grading
- Board trim optimization
- High speed mechanized lumber stacking system
- Automated packaging system

Twenty-one employees will operate the new system, processing all of PALCO's redwood decking and play system products, as well as Douglas fir structural framing and industrial beams. The new planer replaces older facilities at Fortuna and Carlotta, which will continue to process rough sawn lumber.

"This new project, coupled with our new high-tech sawmill, clearly demonstrates our dedication to sustainability— the sustainability of our forests, our community, our Company, and our industry," concluded Manne.

PALCO is the nation's largest supplier of redwood lumber products, shipping products throughout California, across the United States, and to markets in Europe and Asia.

www.palco.com

SUSTAINABLE FORESTRY INITIATIVE